Exhibit 4.31

Proposal for 28-Day Oral Toxicity Study in CbyB6F1 Mice with a
Preliminary 5 Day Range Finder

Proposal: P-30052 - Prana Biotechnology Ltd - v01

Submitted by:

Diane Brecha
Manager US Toxicology Commercial Operations
BioReliance Corporation
14920 Broschart Road
Rockville, MD 20850

To:

Elisabeth Gautier
Prana Biotechnology Ltd
Level 2, 369 Royal Parade
Parkville, Victoria 3052

Issue Date:

18 June 2013

THE INFORMATION CONTAINED IN THIS PROPOSAL IS SUBJECT TO THE FOLLOWING RESTRICTIONS:

Data contained in all pages of this proposal shall not be used or disclosed, except for evaluation purposes

This proposal is valid for the next sixty (60) days from the submission date.

Confidential	P-30052 - Prana Biotechnology Ltd - v01

Proposal for 28-Day Oral Toxicity Study in CbyBF61 Mice with a
Preliminary 5 Day Range Finder

1.                 Objective:

The purpose of this study is to assess the toxicity of PBT2 following oral gavage daily dosing for 5 (preliminary) or 28 days in mice. Toxicity endpoints will be assessed at various timepoints post dose.

2.	Scope of Work:

Based on the preliminary information provided by the client, the following are considered to be the estimated milestones of this project. The scope of the project and price may change upon receipt of additional information. Upon signature of the proposal as intent to move forward, Project Management will schedule a project kick off meeting to review deliverables, requirements and timelines.

	❖	Milestone 1: 28-Day Oral Toxicity Study with a preliminary 5 Day Range Finder (Assay code: 2G3R.BTL)

a.
10 mice/sex/dose; 3 dose groups plus VC; oral gavage dosing daily for 28 days; weekly dose formulations; TK sample collection on Study Day 1 and end of study, 6 timepoints per day, (one timepoint VC), 3 mice/sex/group/timepoint; body weights, clinical signs; clinical pathology end of study (5 mice/sex/group); full necropsy with organ weights; histopathology high dose and vehicle with a read down of target tissues at an additional charge

	b.	5 Day Study includes 5 dose groups plus vehicle control; 5/sex/group; 5 days of dosing; body weights, clinical signs (NO TK).

	❖	Milestone 2: Analytical Method Validation and Dose Formulation Analysis (Assay code: MTCHEM.BTL and DSAMT.BTL)

		a.	Transfer validation, one test article, one vehicle on HPLC

		b.	Dose formulation analysis for 3 dosing suspensions to be analyzed (per run) on HPLC or GC; 2 analyses total – from first and last batches prepared.

		c.	If the assay performs per specifications, BioReliance will move to the next Milestone

		a.	If further development is required, BioReliance will work with the client to determine the scope of that work and generate a new proposal, an amendment to this proposal or a quote

	❖	Milestone 3: Toxicokinetics Analysis Report (Assay code: TKA.BTL)

		a.	PK/TK calculations with tables

	●		Regulatory Requirement: GLP

	●		Deliverables to the client: Interim data updates, data tables, draft report, final report

	●		Requirement from the client: test article, signed proposal and PO, signed study protocol, COA, MSDS

Confidential	P-30052 - Prana Biotechnology Ltd - v01

Note:
Any changes to the scope of this study including, but not limited to design, performance, materials and/or equipment are subject to BioReliance change control process, which may result in additional cost to the client.

Note:
Unless otherwise stated or requested, this study will be conducted in compliance with the U.S. FDA Good Laboratory Practice regulations (21 CFR Section 58) and the OECD Principles of Good Laboratory Practice. BioReliance is fully accredited for GLP.

3.	Contacts:

BioReliance point of contact for this project will be:
Diane Brecha Manager US Toxicology Commercial Operations 301-260-7544 diane.brecha@bioreliance.com

Jo-Anne Burlew Project Manager 301-610-2233 Jo-anne.burlew@bioreliance.com

Client point of contact for this project will be:

Elisabeth Gautier Level 2, 369 Royal Parade Parkville, Victoria 3052 Australia +61 3 9349 4906 egautier@pranabio.com

4.	Study Price:

Description	Assay Number	Price ($)
Milestone 1: 28-Day Oral Toxicity Study in Mice with a 5 Day Preliminary Range Finder	2G3R		$298,000
Milestone 2: Analytical Method Validation and Dose Formulation Analysis	MTCHEM and DSAMT	$ $	10,260 6,300
Milestone 3: Toxicokinetics Analysis Report	TKA		$7,700
Total			$322,260

Note:
The pricing information provided in this proposal is an estimate based on the details available. Any changes to the scope of this study including, but not limited to design, performance, materials and/or equipment are subject to BioReliance change control process, which may result in additional cost to the client.

All data and results generated from a client test article run on a BioReliance assay are confidential and are solely owned by the client. In addition, all data and results generated from a client test article on a BioReliance assay cannot be shared with any other entity without first receiving written permission from the client.

Confidential	P-30052 - Prana Biotechnology Ltd - v01

The study will be performed in accordance with the appropriate Protocol.

Our basic compensation for performing this Study shall be stated as above. Basic compensation includes issuance of one draft report (if requested) for Sponsor review and comment prior to finalization of the report. If no comments to the draft report are received within 6 months of issuance of the draft report, BioReliance reserves the right to issue a final report. Any changes made after the final report is issued will be done at an additional cost to the Sponsor.

For any assay design or qualification BioReliance shall receive correct information from the Client or use appropriate information from public domains. BioReliance will use its experience to guide an optimal design. The assay is the property of BioReliance and BioReliance is the exclusive owner of any and all rights related to the assay. The Client shall not use and has no right to perform, commercialize, transfer, divulge or apply the assay to any other project or other entity’s samples without the express written consent of BioReliance.

By initiating this study neither party grants or implies the transfer of any Intellectual Property.

5.	Payment Terms

Unless superseded by a separate, signed written agreement between BioReliance and Client, invoices shall be paid in accordance with the following terms, contingent on a satisfactory credit review:

For 5/28 Day Study:

% of Total Invoice	Time of Invoice Submission
36%	Upon initiation of study or arrival of animals for 5 day study
34%	Forty-five (45) days after initiation of study
30%	Forty-five (45) days after delivery of the draft report

Unless otherwise agreed in writing by BioReliance, payment shall be due net thirty (30) days from the date of the invoice.

6.	Timeline

❖ BioReliance Project Management will generate a project plan to be reviewed and agreed to with the client and toxicology operations.

❖ BioReliance Project Management will keep the client informed of any schedule changes during the course of a study.

7.	Cancellation

Unless superseded by a separate, signed written agreement between BioReliance and Client the following cancellation fee will apply to each Project:

❖	Cancellation within 2 weeks of Lab Initiation:	20% of the total cost of project

❖	Cancellation after Lab Initiation:	50% of all initiated assays or Milestones

❖	Cancellation after Lab Completion:	90% of all Lab completed assays or Milestones

Confidential	P-30052 - Prana Biotechnology Ltd - v01

8.	Terms and Conditions

Except to the extent superceded by a separate signed written agreement between BioReliance and the Client, this study will be governed by the relevant BioReliance Statement of Terms and Conditions, which are incorporated herein by reference. Terms and Conditions are available at http://www.bioreliance.com/downloadable forms conditions.aspx.

9.	Repeats

Repeat testing may be subject to additional charges to the client. Prior to initiating any work, including repeat testing, considered out of scope for this proposal, BioReliance Project Management or Account Manager will review with the client by means of a change control with quotation and/or proposal amendment.

10.	Risk Assessments and Safety

Any known safety hazards associated with the test articles or reagents supplied for use in these studies must be reported to BioReliance in order to allow a full risk assessment of the study to be conducted. Please be aware that there may be a requirement for licences to import and/or handle certain biological or infectious materials, and it is essential that these be in place before shipment of materials is arranged. Please note that no work shall commence until all relevant risk assessments and licences are in place.

11.	Signatures

As intent to move forward on the aforementioned study, BioReliance requires a hard copy of a valid Purchase Order and signature below by an authorized company representative.

Prana Biotechnology Ltd:	BioReliance:

Signature DIANNE ANGUS	Signature Diane Brecha
Name Chief Operating Officer	Name Manager, US Tox Comm Ops
Title 24 June 2013	Title 18 June 2013
Date	Date

Confidentiality

This document has been prepared by and remains the sole property of BioReliance. It is submitted to the Client solely for use in evaluating BioReliance’s qualifications and/or quotations concerning the particular projects for which it was prepared. This document is confidential to BioReliance, and the Client agrees to treat the document in accordance with the terms of any Confidentiality Agreements previously signed and, in any event, shall not disclose to any third party without the consent of BioReliance not to be unreasonably withheld.

Confidential	P-30052 - Prana Biotechnology Ltd - v01

STATEMENT OF TERMS AND CONDITIONS
Toxicology Services

Client shall be bound by this Statement of Terms and Conditions dated 21 June 2013 for Toxicology Services (“Terms’ ) upon Client’s submission to BioReliance of a purchase order for a Study (as defined below). These Terms, together with the Protocol (as defined below), shall constitute the Agreement, Client is: Prana Biotechnology Ltd.

1.   STANDARD OF PERFORMANCE. BioReliance Corporation (“BioReliance”) will perform all studies (each, a “Study”) using due care in accordance with (a) the study protocol (“Protocol”), (b) generally prevailing industry standards, and (c) Good Laboratory Practices and/or other applicable laws and regulations (“Regulations”) applicable to the Study being performed, as amended from time to time. BioReliance will make commercially reasonable efforts to start and complete ail Studies in a timely fashion and will consult with the Client if BioReliance determines that there are likely to be substantial changes in the proposed start or completion dates of a Study. Client will then determine if Is feasible to continue with the Study or terminate

2.   FEES AND PAYMENT. Client shall make payment to BioReliance in accordance with the quotation issued to Client for the relevant Study. Unless otherwise agreed in writing by BioReliance. payment terms shall be net thirty (30) days from date of invoice, if BioReliance does not receive payment by the due date, an interest charge may be added at the rate of 1.5% per month (18% per year) or the maximum legal rate, whichever is less, to unpaid invoices from the due date thereof. ANY DISCOUNTS FOR PERFORMANCE OF A STUDY MUST BE EXPRESSLY OFFERED TO CLIENT BY BIORELIANCE IN WRITING. UNDER NO CIRCUMSTANCES WILL BIORELIANCE HONOR ANY DISCOUNTS AUTOMATICALLY TAKEN BY CLIENT FOR ANY REASON. EVEN IF CLIENT HAS INFORMED BIORELIANCE IN WRITING OF THE POSSIBILITY OF SUCH DISCOUNT BIORELIANCE MAY CHARGE THE INTEREST RATES SET FORTH ABOVE FOR ANY UNPAID AMOUNTS OWED TO BIORELIANCE AS A RESULT OF SUCH UNAUTHORIZED DISCOUNT

3.   STUDY MATERIALS. Client will provide BioReliance with sufficient amounts of all compounds, materials, or other substances (“Test Article”) with which to perform the Study as well as all sufficient and comprehensive data and information, including but not United to material safety and data sheets, concerning the stability of the Test Article, storage and safety requirements. In the event Client becomes aware of any additions deletions, or modifications to any such requirements during the course of the Study or any retention of any samples of Test Article, it shall immediately notify BioReliance thereof. Unless otherwise required by the Regulations, upon completion of the Study any remaining samples of the Test Article will be returned to Client

4.   CHANGES. Client shall have the right to request reasonable changes in or modifications (“Changes”) to a Client-specific Protocol of a Study which BioReliance has agreed to conduct and which has not been completed. All such Changes in a Client-Specific Protocol shall be in writing and shall be signed by authorized representatives of BioReliance and Client If such Changes result in an increase in the cost of the Study, the fee shall be adjusted commensurate with such increase if such Changes affect the projected completion date of the study the completion and report due dates shall be adjusted commensurate with such affect.

5.   DATA. Client shall be the exclusive owner of and shall have title to all documentation, records, raw data, specimens, results or other work product (“Data”) generated during the performance of the Study. Client shall not own or have title to any BioReliance protocols or standard operating procedures (“SOPs”). Unless otherwise agreed to by the parties BioReliance shall store and maintain all Data in accordance with the Regulations upon completion of the Study for a period of three (3) years. After said three (3) year period, or such shorter period as may be agreed to or as specified in the Regulations, BioReliance shall notify Client regarding the return, disposal or continued storage of all Data. In the event Client elects to have the Data returned or disposed of. BioReliance shall do so at Client’s expense For returns, Client may specify the address to receive the Data if different than its business offices In the event Client elects to continue storing Data at BioReliance, BioReliance shall charge a fee for such storage in accordance to the price list then in effect for such services. In the event no response is received from Client within thirty (30) days of the notice letter, BioReliance wilt dispose of the Data at Client’s expense. All such services for return, disposal or storage shall be in accordance with all applicable Regulations. Notwithstanding the foregoing, fees and charges for Data storage, return or disposal will not apply for standard toxicology services and related Data.

6. CONFIDENTIALITY. During performance of the Studies and for ten (10) years thereafter. BioReliance will treat all Data and all information regarding such Data and all inventions as proprietary and confidential and will not knowingly disclose the same to any person other than Client or its designated representatives.

Notwithstanding any other provisions, BioReliance shall have no liability or obligation to the Client for nor be in any way restricted in, its disclosure of or use of any Data which:

a)	is already lawfully known to BioReliance; or
b)	is or becomes publicly known by any means whatsoever, through no wrongful act of BioReliance; or
c)	is received from a third party without breach of this Agreement; or
d)	is disclosed pursuant to an enforceable order of a court of competent jurisdiction; or
e)	is independently developed by or for BioReliance as evidenced by written records.

Except as required for regulatory submissions, Client will treat any BioReliance confidential information, including but not limited to protocols, SOPs, and the like, in accordance with the above.

7.   REPORTS. BioReliance shall deliver a report of findings for each study performed. An estimated delivery date for the report shall be mutually agreed upon and specified in the Protocol. If the Client requests a draft report, the draft report will be provided within 15 days of Study completion. The Client shall have ninety (90) days for genetox reports and one hundred eighty (180) days for mamtox reports from receipt of the respective draft report, to review the report and provide comments to BioReliance. Within thirty (30) days of receipt of any Client comments. BioReliance will provide Client with the final report. If no comments are received from Client within the prescribed time periods following delivery of the draft report, the draft report shall become the final report a copy of which shall be delivered to the Client.

8.   FACILITY VISITS. Upon reasonable advance notice, BioReliance will permit Client representatives to visit BioReliance’s facilities during normal working hours and with reasonable frequency, to observe Study progress discuss the Study with appropriate officials of BioReliance, and inspect and copy records and Data relevant to the Study. Facility visits shall also be permitted during the Data retention period described in Section 5 above. During facility visits, Client may inspect, but shall not be permitted to copy or remove, in whole or in part, any of BioReliance’s SOPs. In the event an SOP is required by a regulatory agency or by a legal jurisdiction. Client shall so request an exception to theis policy with proper justification for BioReliance’s consent and approval. While on BioReliance’s premises, Client shall adhere to any and all safety, security, and confidentiality measures required by BioReliance.

9.   USE OF NAMES. Client shall not use BioReliance’s name or the names of BioReliance’s employees in any advertising or sales promotional material or in any publication without prior written consent of BioReliance. BioReliance will not use Client’s name or the names of Client’s employees in any advertising or sales promotional material or in any publication without prior written consent of Client. Notwithstanding the above, Client shall be permitted to use BioReliance’s name in any regulatory submission associated with the Project without prior written consent of BioReliance, and BioReliance shall be permitted to use Client’s name to the extent necessary to comply with regulatory requirements without prior written consent of Client.

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10.   INVENTIONS AND PATENTS. Client shall become the exclusive owner of and BioReliance hereby assigns to Client all concepts, inventions, improvements, designs, programs, formulas, Know-how, methods, processes and writings, whether or not copyrightable or patentable, relating exclusively to the Study and discovered exclusively as a result of performing Client’s Study (collectively, the “Inventions”). If requested by Client, BioReliance shall, at Client’s sole cost and expense, do all things reasonably necessary to assist Client to obtain patents or other registrable intellectual property rights on any Inventions discovered as a result of performing Client’s Study to the extent the same may be patented or registered..

Notwithstanding the foregoing, “Inventions” shall not include BioReliance confidential information and shall continue to be the sole owner of, all concepts, inventions, improvements, designs, programs, formulas, know- how, methods, processes, and writings utilized or developed in conducting the Project to the extent relating solely and generally to the business, processes, practices, or services performed by BioReliance for its customers.

11.   CLIENT’S WARRANTY. Client represents and warrants that it will comply with all applicable laws and regulations governing use of Test Articles and any products related thereto. Client represents and warrants that it owns or possesses, has access to, or is licensed under all patents, patent applications, inventions, improvements, trademarks, trade names, copyrights, licenses, information, proprietary rights, processes and know- how necessary for the Test Article, and the performance of the Study will not result in any infringement, misappropriation, violation of any agreement, or conversion of or conflict with the rights of third parties. Client has not received, nor has any knowledge of, any conflict with the asserted rights of other individuals or entities with respect to any intellectual property rights used or to be used in connection with the Test Article. Client represents and warrants that it is sufficiently self-insured or possesses sufficient insurance coverage against any liability arising under this Agreement.

12.   LIMITED WARRANTY; REMEDY; DAMAGES. The undertaking of BioReliance to perform the Study is a contract for services only. The sole warranty with respect to its services is that it will perform the Study with due care and diligence in accordance with the Protocol, generally prevailing industry standards, the Regulations and these Terms. Any claim by the Client for a breach of such warranty shall be made in writing to BioReliance on or before the first anniversary of the date that the final report is delivered to the Client. The remedy of the Client for breach of such warranty shall be to (i) require BioReliance to re-perform the Study (or such portions thereof as may reasonably be required to be re-performed), and, in such event BioReliance shall diligently pursue the re-performance of the Study or portions thereof until completion, or (ii) require BioReliance to refund Client for payments made by the Client. THE WARRANTY SET FORTH IN THIS PARAGRAPH IS TO THE EXTENT PERMITTED BY LAW IN LIEU OF ANY AND ALL OTHER WARRANTIES RELATING TO THE SERVICES TO BE PERFORMED, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. UNDER NO CIRCUMSTANCES SHALL BIORELIANCE BE LIABLE TO THE CLIENT OR ANY THIRD PARTY CLAIMING BY OR THROUGH THE CLIENT FOR ANY LOST PROFITS, INCIDENTAL, INDIRECT, CONSEQUENTIAL, SPECIAL, OR OTHER DAMAGES.. EXCEPT FOR BREACHES OF CLAUSE 6. CONFIDENTIALITY OR CLAUSE 10, INVENTIONS AND PATENTS, BIORELIANCE’S LIABILITY TO THE CLIENT FOR THE BREACH OF ANY TERMS AND CONDITIONS OF THE PROTOCOL OR THIS AGREEMENT SHALL BE LIMITED TO DIRECT DAMAGES IN AN AMOUNT NOT TO EXCEED THE FEE PAID OR TO BE PAID BY THE CLIENT TO BIORELIANCE IN CONNECTION WITH THE STUDY.

13.   INDEMNIFICATION. Except where proximately caused by the gross negligence or willful misconduct BioReliance, its officers, employees, agents or contractors, the Client shall indemnify, defend and hold harmless BioReliance, its parents, subsidiaries, and affiliates and their respective officers, directors, employees, and agents from and against any and all expenses (including, but not limited to, reasonable attorney’s fees), damages, judgments, and losses incurred or suffered by any such indemnified party as a result of or in connection with any claim, demand, or cause of action asserted or brought by a third party (including, but not limited to, officers, employees, and agents of the Client) for (i) physical injury to or death of persons or physical damage to property arising out of or based upon the manufacture, sale, or use of any quantity of the Test Article, or any derivative thereof or product related thereto, by or on behalf of the Client, whether such manufacture, sale, or use took place prior to conclusion of the Study or thereafter and whether or not such manufacture, sale, or use took place in reliance, in whole or in part, on the Study or any portion thereof, or (ii) physical injury to or death of persons or physical damage to property arising out of BioReliance’s use of any quantity of the Test Article in accordance with the Protocol, Regulations, and/or other written or verbal instructions issued by Ciient; or (iii) infringement, unlawful disclosure or misappropriation of copyright, patent, trade secret or other intellectual property by reason of the performance of the Study on the Test Article. NOTWITHSTANDING ANY OTHER PROVISION OF THESE TERMS, UNDER NO CIRCUMSTANCES (EXCEPT IN RESPECT OF BREACHES BY CLIENT OF CLAUSE 6. CONFIDENTIALITY SHALL CLIENT BE LIABLE TO BIORELIANCE OR ANY THIRD PARTY CLAIMING BY OR THROUGH BIORELIANCE FOR ANY LOST PROFITS, INCIDENTAL, INDIRECT, CONSEQUENTIAL, SPECIAL, OR OTHER DAMAGES, HOWEVER ARISING.

14.   NO SOLICITATION. During the term of this Agreement and for a period of one (1) year from the date the final report is delivered to the Client, the Client shall not directly solicit or recruit for employment, without prior written approval of BioReliance, any personnel employed by BioReliance who has in any manner been associated with the Project. The foregoing restriction shall not apply in the case of such employee being interviewed, offered employment, and/or hired following that employee’s response to a publicly posted position of the Client.

15.   FORCE MAJEURE. It is mutually understood and agreed that BioReliance shall not be responsible for failure or delay in performance of its obligations under or in connection with this Agreement due to causes beyond its reasonable control, including but not limited to, acts of God, governmental actions, fire, labor difficulty, shortages, civil disturbances, transportation problems, interruptions of power or of communications, failure of suppliers or subcontractors, or natural disasters. This paragraph shall not apply to Client’s obligation to make any payment to BioReliance.

16.   ASSIGNMENT. BioReliance will not assign its rights or delegate its responsibilities hereunder without the prior written consent of Client. In the event Client assigns its rights or delegates its responsibilities hereunder to a third party, Client shall provide BioReliance with written notice of such assignment as soon as possible after such assignment or delegation is made.

17.   INDEPENDENT PARTIES. Nothing in this Agreement shall be construed as to create any relationship between BioReliance and Client other than that of independent contracting parties. Neither patty shall have any right, power or authority to assume, create or incur any expense, liability or obligation, express or implied, on behalf of the other.

18.   WAIVER. No waiver by either party of any breach of any provision hereof shall constitute a waiver of any other breach of that or any other provision hereof.

19.   SEVERABILITY. If any part, term or provision of this Agreement is determined to be invalid or unenforceable, the remainder of this Agreement shall not be affected, and this Agreement shall otherwise remain in full force and effect.

20.   CANCELLATION. Cancellation of a Study in progress which may be effected by notice in writing by one party to the other will result in partial charge commensurate with percentage of work completed at time of cancellation, and payment of actual noncancellable costs incurred by BioReliance in performance of the Study prior to cancellation.

21.   ENTIRE AGREEMENT. This Agreement, including the quotation of fees and charges, the Protocol and appendices, exhibits or other schedules, constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement, and supercedes any conflicting terms that may be set forth on Client’s purchase order, BioReliance’s invoice, or any other documentation of either party, unless agreed to in writing by authorized representatives of both parties. This Agreement is not intended to confer upon any person other than the BioReliance and Client any rights or remedies hereunder. There are no representations, warranties, understandings or agreements relating to this Agreement which are not fully expressed herein. No amendment, modification, waiver or discharge of any provision of this Agreement will be valid unless in writing and signed by an authorized representative of the party against which such amendment, modification, waiver or discharge is sought to be enforced.

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22.   GOVERNING LAW. This Agreement will be governed by the laws of the State of Maryland as such laws are applied to contracts which are entered into and performed entirely within the State of Maryland, without regard to any provisions relating to the conflict of jurisdictional legal requirements. Both parties consent to the exclusive jurisdiction of such courts and expressly waive any objections or defenses based on lack of personal jurisdiction or venue.

Signatures:

Prana Biotechnology Limited

Signature

Date: 21 June 2013

Name: Dianne Angus

Title: Chief Operating Officer

BioReliance Corporation

Signature

Date: June 29,2013

Name: WILLIAM J. [ILLEGIBLE]

Title: Director of Legal Affair

BioReliance & Prana Final Terms and Conditions 21 June 2013

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